UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of March 2024

Commission File Number: 001-41035

CI&T Inc

(Exact Name of Registrant as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Estrada Guiseppina Vianelli De Napoli, 1455 – C,
Globaltech 13.100-000 - Brazil

Campinas-State of São Paulo

13086-902 - Brazil

+55 19 21024500

(Address of principal executive office))

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                                    Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                                   No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                                   No ____X____

CI&T Inc

ITEM

1. CI&T files 2023 Annual Report on Form 20-F
2. Restated financial information for the quarters of 2023

1

CI&T files 2023 Annual Report on Form 20-F

New York, March 28, 2024 - CI&T Inc (NYSE: CINT),  a global digital specialist, announces today that it has filed its annual report on Form 20-F for the fiscal year ended December 31, 2023 with the U.S. Securities and Exchange Commission (SEC). The report is available on the SEC's website, at http://www.sec.gov, and on CI&T's website, at https://investors.ciandt.com/ (under Financials > SEC Filings).

Click here to access the 2023 Annual Report on Form 20-F.

Shareholders may receive a hard copy of CI&T's complete audited financial statements free of charge upon request to CI&T's Investor Relations office at investors@ciandt.com.

About CI&T

CI&T (NYSE:CINT) is a global hyper digital specialist, a partner in AI-powered digital transformation and efficiency for 100+ large enterprises and fast growth clients. As digital natives, CI&T brings a 29-year track record of accelerating business impact through complete and scalable digital solutions. With a global presence in nine countries with a nearshore delivery model, CI&T provides strategy, data science, design, and engineering, unlocking top-line growth, improving customer experience and driving operational efficiency. Recognized by Forrester as a Leader in Modern Application Development Services, CI&T is the Employer of Choice for more than 6,000+ professionals.

Investor Relations Contact:

Eduardo Galvão

investors@ciandt.com

Media Relations Contact:

Zella Panossian

ciandt@illumepr.com

2

Restated financial information for the quarters of 2023

New York - March 28, 2024 - CI&T (NYSE: CINT, “Company”), in continuation of the announcement from March 7, 2024, communicates that it filed today with the U.S. Securities and Exchange Commission its annual report on Form 20-F, containing its audited consolidated financial statements as of and for the year ended on December 31, 2023, and comparative restated financial statements as of and for the year ended December 31, 2022, and hereby presents a summary of its restated financial information of and for the periods ended March 31, 2023 (1Q23), June 30, 2023 (2Q23), and September 30, 2023 (3Q23) (collectively, the “Quarters of 2023”).

As previously disclosed, the restated financial information presented corrects the following errors:

(i)	the lack of the accounting of the deferred income accounting for tax-deductible goodwill, as required under the International Financial Reporting Standard (IFRS);
(ii)	the amortization of the identifiable intangible assets recognized as part of the Dextra business combination, which was considered nondeductible in the income tax calculation, and it was not consistent with the Brazilian income tax regulations; and
(iii)	the misclassification of the effects of foreign exchange variation related to loans and borrowings denominated in foreign currency (USD) and designated as hedge instruments. Such classification was previously recognized as a separate line in the statement of financial position, and now it is classified within loans and borrowings, which originated the foreign exchange variation.

The corrective adjustments required in accordance with IFRS are non-cash in nature and will not increase the amount of income tax to be paid in the future.  The corrective adjustments do not impact “net revenue,” “operating profit before financial income and tax,” or any other line of statement of profit and loss that is above “profit before income tax" for the Quarters of 2023.

Each of the affected financial information line items has been corrected for the Quarters of 2023 and are identified in the tables below.

3

1Q23 - The following tables summarize the impacts on the Company's unaudited condensed consolidated interim financial information as of and for the period ended March 31, 2023:

	March 31, 2023
Condensed consolidated statements of financial position	As previously reported	Reclassification (iii)	Adjustments (i)/ (ii)	As restated

Current assets
Non-derivatives - hedge accounting	30,698	(30,698)	-	-
Recoverable taxes	15,051	-	11,682	26,733
Total current assets	1,111,449	(30,698)	11,682	1,092,433

Deferred tax assets	37,848	-	(21,265)	16,583
Total non-current assets (a)	1,912,054	-	(21,265)	1,890,789

Total assets	3,023,503	(30,698)	(9,583)	2,983,222

Current liabilities
Loans and borrowings	233,583	1,645	-	235,228
Non-derivatives - hedge accounting	40,052	(40,052)	-	-
Total current liabilities (a)	736,973	(38,407)	-	698,566

Non-current liabilities
Loans and borrowings	714,741	7,709	-	722,450
Deferred tax liabilities	-	-	29,371	29,371
Total non-current liabilities	899,461	7,709	29,371	936,541

Total liabilities	1,636,434	(30,698)	29,371	1,635,107

Total equity	1,387,069	-	(38,954)	1,348,115
Total equity and liabilities	3,023,503	(30,698)	(9,583)	2,983,222

(a)	In May 2023, the Company concluded the measurement of the fair value of assets acquired and liabilities assumed from the Ntersol acquisition and registered the amount of R$ 5,096 thousand in goodwill and accounts payable for business acquired, retrospectively, in accordance with IFRS 3.

	March 31, 2023
Condensed consolidated statements of profit or loss	As previously reported	Adjustments (i)/ (ii)	As restated

Profit before income tax	64,105	-	64,105
Current income tax	(14,780)	1,379	(13,401)
Deferred income tax	3,057	(10,127)	(7,070)
Total income tax expense	(11,723)	(8,748)	(20,471)
Net profit for the period	52,382	(8,748)	43,634
Earnings per share – basic (in R$)	0.39	(0.29)	0.10
Earnings per share – diluted (in R$)	0.38	(0.28)	0.10

4

	March 31, 2023
Condensed consolidated statements of other comprehensive income	As previously reported	Adjustments	As restated

Total comprehensive income (loss) for the period	43,015	(8,748)	34,267

	March 31, 2023
Condensed consolidated statements of changes in equity	As previously reported	Adjustments (i)/ (ii)	As restated

Retained earnings (opening balance)	251,873	(30,206)	221,667
Net profit for the period	52,382	(8,748)	43,634
Balance as of March 31, 2023	1,387,069	(38,954)	1,348,115

	March 31, 2023
Condensed consolidated statements of cash flows	As previously reported	Adjustments (i)/ (ii)	As restated

Net profit for the period	52,382	(38,954)	13,428
Adjustments for:
Income tax	11,723	38,954	50,677

Changes in operating assets and liabilities:	(895)	-	(895)
Cash generated from operating activities	116,562	-	116,562

	March 31, 2023
Basic and diluted earnings per share	As previously reported	Adjustments (i)/ (ii)	As restated

Numerator
Profit attributable to holders of common shares	52,382	(38,954)	13,428
Denominator
Weighted average number of basic shares held by shareholders	133,834,456	-	133,834,456
Earnings per share – basic	0.39	(0.29)	0.10

Numerator
Profit attributable to holders of common shares	52,382	(38,954)	13,428
Denominator
Weighted average number of diluted shares held by shareholders	137,279,821	-	137,279,821
Net earnings per share – diluted	0.38	(0.28)	0.10

5

2Q23 - The following tables summarize the impacts on the Company’s unaudited condensed consolidated interim financial information as of and for the period ended June 30, 2023:

	June 30, 2023
Condensed consolidated statements of financial position	As previously reported	Reclassification (iii)	Adjustments (i)/ (ii)	As restated

Current assets
Non-derivatives - hedge accounting	29,090	(29,090)	-	-
Recoverable taxes	22,401	-	13,061	35,462
Total current assets	976,262	(29,090)	13,061	960,233

Deferred tax assets	28,187	-	(12,770)	15,417
Total non-current assets	1,841,729	-	(12,770)	1,828,959

Total assets	2,817,991	(29,090)	291	2,789,192

Current liabilities
Loans and borrowings	200,285	366	-	200,651
Non-derivatives - hedge accounting	31,288	(31,288)	-	-
Total current liabilities	583,770	(30,922)	-	552,848

Non-current liabilities
Loans and borrowings	663,069	1,832	-	664,901
Deferred tax liabilities	-	-	48,116	48,116
Total non-current liabilities	837,437	1,832	48,116	887,385

Total liabilities	1,421,207	(29,090)	48,116	1,440,233

Total equity	1,396,784	-	(47,825)	1,348,959
Total equity and liabilities	2,817,991	(29,090)	291	2,789,192

6

	Six months ended June 30, 2023			Three months ended June 30, 2023
Condensed consolidated statements of profit or loss	As previously reported	Adjustments (i)/ (ii)	As restated	As previously reported	Adjustments (i)/ (ii)	As restated

Profit before income tax	123,243	-	123,243	59,137	-	59,137
Current income tax	(18,668)	2,758	(15,910)	(3,888)	1,379	(2,509)
Deferred income tax	(4,353)	(20,377)	(24,730)	(7,410)	(10,250)	(17,660)
Total income tax expense	(23,021)	(17,619)	(40,640)	(11,298)	(8,871)	(20,169)
Net profit for the period	100,222	(17,619)	82,603	47,839	(8,871)	38,968
Earnings per share – basic (in R$)	0.75	(0.36)	0.39	0.36	(0.07)	0.29
Earnings per share – diluted (in R$)	0.73	(0.35)	0.38	0.35	(0.06)	0.28

	Six months ended June 30, 2023			Three months ended June 30, 2023
Condensed consolidated statements of other comprehensive income	As previously reported	Adjustments	As restated	As previously reported	Adjustments	As restated

Total comprehensive income (loss) for the period	61,917	(17,619)	44,298	18,901	(8,871)	10,030

	June 30, 2023
Condensed consolidated statements of changes in equity	As previously reported	Adjustments (i)/ (ii)	As restated

Retained earnings (opening balance)	251,873	(30,206)	221,667
Net profit for the period	100,222	(17,619)	82,603
Balance as of June 30, 2023	1,396,784	(47,825)	1,348,959

	June 30, 2023
Condensed consolidated statements of cash flows	As previously reported	Adjustments (i)/ (ii)	As restated

Net profit for the period	100,222	(47,825)	52,397
Adjustments for:
Income tax	23,021	47,825	70,846

Changes in operating assets and liabilities:	(105,961)	-	(105,961)
Cash generated from operating activities	117,635	-	117,635

7

	Six months ended June 30, 2023			Three months ended June 30, 2023
Basic and diluted earnings per share	As previously reported	Adjustments (i)/ (ii)	As restated	As previously reported	Adjustments (i)/ (ii)	As restated

Numerator
Profit attributable to holders of common shares	100,222	(47,825)	52,397	47,839	(8,871)	38,968
Denominator
Weighted average number of basic shares held by shareholders	133,798,605	-	133,798,605	133,762,515	-	133,762,515
Earnings per share – basic	0.75	(0.36)	0.39	0.36	(0.07)	0.29

Numerator
Profit attributable to holders of common shares	100,222	(47,825)	52,397	47,839	(8,871)	38,968
Denominator
Weighted average number of diluted shares held by shareholders	138,089,304	-	138,089,304	138,053,214	-	138,053,214
Net earnings per share – diluted	0.73	(0.35)	0.38	0.35	(0.06)	0.28

8

3Q23 - The following tables summarize the impacts on the Company's unaudited condensed consolidated interim financial information as of and for the period ended September 30, 2023:

	September 30, 2023
Condensed consolidated statements of financial position	As previously reported	Reclassification (iii)	Adjustments (i)/ (ii)	As restated

Current assets
Non-derivatives - hedge accounting	26,525	(26,525)	-	-
Recoverable taxes	19,739	-	14,440	34,179
Total current assets	997,360	(26,525)	14,440	985,275

Deferred tax assets	29,633	-	(13,747)	15,886
Total non-current assets	1,852,257	-	(13,747)	1,838,510

Total assets	2,849,617	(26,525)	693	2,823,785

Current liabilities
Loans and borrowings	224,579	3,745	-	228,324
Non-derivatives - hedge accounting	34,721	(34,721)	-	-
Total current liabilities	622,267	(30,976)	-	591,291

Non-current liabilities
Loans and borrowings	620,589	4,451	-	625,040
Deferred tax liabilities	-	-	57,632	57,632
Total non-current liabilities	795,247	4,451	57,632	857,330

Total liabilities	1,417,514	(26,525)	57,632	1,448,621

Total equity	1,432,103	-	(56,939)	1,375,164
Total equity and liabilities	2,849,617	(26,525)	693	2,823,785

9

	Nine months ended September 30, 2023			Three months ended September 30, 2023
Condensed consolidated statements of profit or loss	As previously reported	Adjustments (i)/ (ii)	As restated	As previously reported	Adjustments (i)/ (ii)	As restated

Profit before income tax	172,569	-	172,569	49,326	-	49,326
Current income tax	(32,953)	4,137	(28,816)	(14,285)	1,379	(12,906)
Deferred income tax	(3,233)	(30,870)	(34,103)	1,120	(10,493)	(9,373)
Total income tax expense	(36,186)	(26,733)	(62,919)	(13,165)	(9,114)	(22,279)
Net profit for the period	136,383	(26,733)	109,650	36,161	(9,114)	27,047
Earnings per share – basic (in R$)	1.02	(0.20)	0.82	0.27	(0.07)	0.20
Earnings per share – diluted (in R$)	0.99	(0.19)	0.80	0.26	(0.07)	0.20

	Nine months ended September 30, 2023			Three months ended September 30, 2023
Condensed consolidated statements of other comprehensive income	As previously reported	Adjustments	As restated	As previously reported	Adjustments	As restated

Total comprehensive income (loss) for the period	109,533	(26,733)	82,800	47,616	(9,114)	38,502

	September 30, 2023
Condensed consolidated statements of changes in equity	As previously reported	Adjustments (i)/ (ii)	As restated

Share capital and capital reserve	225,473	-	225,473
Share premium	946,173	-	946,173
Treasury share reserve	(37,827)	-	(37,827)
Other comprehensive income (loss)	(89,972)	-	(89,972)
Retained earnings (opening balance)	251,873	(30,206)	221,667
Net profit for the period	136,383	(26,733)	109,650
Balance as of September 30, 2023	1,432,103	(56,939)	1,375,164

10

	September 30, 2023
Condensed consolidated statements of cash flows	As previously reported	Adjustments (i)/ (ii)	As restated

Net profit for the period	136,383	(56,939)	79,444
Adjustments for:
Income tax	36,186	56,939	93,125

Changes in operating assets and liabilities:	(68,709)	-	(68,709)
Cash generated from operating activities	254,505	-	254,505

	Nine months ended September 30, 2023			Three months ended September 30, 2023
Basic and diluted earnings per share	As previously reported	Adjustments (i)/ (ii)	As restated	As previously reported	Adjustments (i)/ (ii)	As restated

Numerator
Profit attributable to holders of common shares	136,383	(26,733)	109,650	36,161	(9,114)	27,047
Denominator
Weighted average number of basic shares held by shareholders	133,515,441	-	133,515,441	132,943,114	-	132,943,114
Earnings per share – basic	1.02	(0.20)	0.82	0.27	(0.07)	0.20

Numerator
Profit attributable to holders of common shares	136,383	(26,733)	109,650	36,161	(9,114)	27,047
Denominator
Weighted average number of diluted shares held by shareholders	137,756,383	-	137,756,383	137,184,056	-	137,184,056
Net earnings per share – diluted	0.99	(0.19)	0.80	0.26	(0.07)	0.20

11

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  March 28, 2024

CI&T Inc
By:	/s/ Stanley Rodrigues
Name: Stanley Rodrigues
Title: Chief Financial Officer